UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	The GoodHaven Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

4940 SW 83rd Street
Miami, Florida 33143

Telephone Number (including area code):  1-626-914-7363

Name and address of agent for service of process:

Elaine E. Richards, Esq.
U.S. Bancorp Fund Services LLC
2020 East Financial Way
Suite 100
Glendora, CA 91741

Copy to:

Thomas R. Westle, Esq.
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174-0208

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  Yes [ X ]   No [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Millburn and State of New Jersey on the 8th day of January, 2016.

The GoodHaven Funds Trust

By: /s/ Larry Pitkowsky
Name: Larry Pitkowsky
Title: Trustee

Attest:  /s/ Sarah M. Gillespie

Name:  Sarah M. Gillespie

Title:  Chief Compliance Officer